Exhibit 1

INCREDIMAIL LTD. ANNOUNCES 2005 RESULTS
REVENUES INCREASE 19%

Tel-Aviv, Israel - April 3, 2006 - IncrediMail Ltd. (NASDAQ: MAIL) today reported financial results for the year ended December 31, 2005.

        The results for 2005 reflect the continued growth in recognized and deferred revenues. Recognized revenues increased by 19%, from $6.2 million in 2004 to $7.4 million in 2005. Recognized revenues, do not include most of the revenues from the JunkFilter Plus service introduced in July 2005, as these are deferred to and recognized in future periods. Deferred revenues more than doubled in 2005, reaching $3.3 million by year-end. The Company continues to focus its marketing efforts on the more lucrative subscription based revenues.

        The Company had net income of $1.1 million, or $0.15 per share, for 2005. Net income is net of a one-time tax expense of $0.9 million, or $0.12 per share, diluted.

        “The last quarter of 2005 met our expectations, with cash revenues for the quarter reaching $3.0 million, bringing our cash revenues for 2005 to $9.3 million. We believe that the recently introduced JunkFilter Plus and future products we plan on introducing shortly will continue to provide new and increasing revenues going forward,” said Yaron Adler, Chief Executive Officer of IncrediMail:

      Additional Financial Highlights for 2005:

-	Gross profit increased 19%, to $6.8 million, compared to $5.7 million in 2004, maintaining a 92% gross profit margin.

-	Our JunkFilter Plus service was introduced in July 2005 and we expect to release our IncrediDesktop product shortly. As a result, R&D expenses increased to $2 million in 2005, compared to $1.3 million in 2004.

-	Operating income in 2005 was 40% of revenues, increasing to $2.9 million, compared to $2.6 million in 2004.

-	Taxes on income in 2005 were $1.8 million, including a one-time tax of $0.9 million. The effective tax rate on continuing operations was 28.8%.

-	Cash flow from operations was $4.3 million in 2005, compared to $2.9 million in 2004.

        Yacov Kaufman, Chief Financial Officer, added, “2005 provided continued growth and solid results. While R&D and sales and marketing expense increased as a percentage of sales, and are expected to continue to grow in 2006, both as a percentage of sales and in absolute dollars, IncrediMail intends to manage these scalable costs, so that it remains profitable while investing in its future revenue growth. Our cash provided by operations, together with the $16 million in net proceeds from our recent IPO, provide sufficient liquidity and a solid basis for this growth.”

        Mr. Adler concluded, “Our recent successful IPO will enable us to invest in growing our revenues far beyond the viral growth we experienced over the past few years. Although these investments are expected to have a negative effect on profit margins in 2006, we believe our investment in growing our revenues and the high margins inherent in our products and market, should cause margins to increase again in following periods.”

        The Company will host a conference call to discuss the results for 2005, at 2:00 PM EDT on Tuesday April 4, 2006. To participate, call (800) 240-6709 (U.S. toll-free number), or (303) 262-2050 (international callers).

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining email software products for the consumer market, offering users the ability to design highly personalized email presentations, with our large collection of multimedia content for email communication. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animations and notifiers, and JunkFilter Plus an anti-spam service. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Forward Looking Statements

Statements made in this press release that are not historical facts, including IncrediMail’s ability to increase revenues, control expenses, maintain levels of profitability, establish and increase creativity and uniqueness and continually enhance its existing products and to develop and release new products, are forward-looking statements. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about IncrediMail and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. The forward-looking statements are made as of this date and IncrediMail does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law. There is no assurance the Company will increase or even maintain its current level of revenues and profitability. The Company expects to file its Annual report on Form 20-F for the year ended December 31, 2005, which will include a discussion of the “Risk Factors” of the Company’s business and operations, with the Securities and Exchange Commission in the next several days.

For more information, please contact:
BPC Financial Marketing
John Baldissera
1-800-368-1217

INCREDIMAIL LTD. BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,342	$2,428
Short-term bank deposits	663	-
Restricted cash	31	30
Marketable securities	605	2,458
Trade receivables	1,704	1,814
Deferred taxes	239	244
Other receivables and prepaid expenses	16	68

Total current assets	7,600	7,042

LONG-TERM ASSETS:
Severance pay fund	300	349
Deferred taxes	127	149
Long-term deposits	142	154
Deferred issuance costs	-	478
Property and equipment, net	95	288

Total long-term assets	664	1,418

Total assets	$8,264	$8,460

INCREDIMAIL LTD. BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2005

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and current maturities of capital lease obligations	$6	$4
Trade payables	102	114
Deferred revenues	813	2,333
Accrued expenses and other liabilities	441	1,625

Total current liabilities	1,362	4,076

LONG-TERM LIABILITIES:
Deferred revenues	612	961
Accrued severance pay	369	428
Capital lease obligations	6	-

Total long-term liabilities	987	1,389

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Authorized: 809,500 at December 31, 2004 and 808,990 at December 31, 2005;
Issued and outstanding: 46,956 shares at December 31, 2004 and 46,446 at
December 31, 2005; Aggregate liquidation preference of
approximately $ 4,088 at December 31, 2005	3,063	3,030

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital-
Ordinary shares of NIS 0.01 par value:
Authorized: 14,191,010 shares at December 31, 2004 and 2005; Issued and outstanding: 4,621,940 and 5,108,720 shares at December 31, 2004
and 2005, respectively	11	12
Additional paid-in capital	1,118	1,154
Deferred stock compensation	(427)	(257)
Accumulated other comprehensive income	26	78
Retained earnings (accumulated deficit)	2,124	(1,022)

Total shareholders' equity (deficiency)	2,852	(35)

Total liabilities and shareholders' equity (deficiency)	$8,264	$8,460

INCREDIMAIL LTD. STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2003	2004	2005

Revenues	$5,160	$6,208	$7,402
Cost of revenues	362	473	570

Gross profit	4,798	5,735	6,832

Operating expenses:
Research and development	1,319	1,321	2,040
Selling and marketing, net	688	576	925
General and administrative	601	1,271	922

Total operating expenses	2,608	3,168	3,887

Operating income	2,190	2,567	2,945
Financial income (expenses), net	49	75	(14)

Income before taxes on income	2,239	2,642	2,931
Taxes on income (tax benefit)	(114)	(154)	845
Tax expense in respect of dividend paid out of tax exempt
income	-	-	937

Net income	$2,353	$2,796	$1,149

Net earnings per Ordinary share:

Basic	$0.37	$0.44	$0.17

Diluted	$0.33	$0.39	$0.16

Pro forma net earnings per Ordinary share:

Basic			$0.16

Diluted			$0.15